Exhibit 99.2

Tronox Limited Completes Sale of its Alkali Chemicals Business

STAMFORD, Conn., (September 1, 2017) — Tronox Limited (NYSE:TROX) today announced that it has completed the sale of its Alkali Chemicals business to Genesis Energy, L.P. (NYSE: GEL) previously announced on August 2, 2017. The purchase price was approximately $1.325 billion inclusive of approximately $106 million of non-cash net working capital.

“The sale of Alkali Chemicals is an important step in positioning Tronox as the global leader in the titanium dioxide (TiO2) industry. The proceeds will be used to fund the majority portion of the cash consideration for the acquisition of the TiO2 assets of Cristal, which is expected to close by the first quarter of 2018,” said Tronox chief executive officer Peter Johnston.

Credit Suisse is acting as financial advisor to Tronox for both the Cristal and Alkali transactions and Kirkland & Ellis LLP and Willkie Farr & Gallagher LLP are Tronox’s legal advisors.

About Tronox

Tronox Limited is a vertically integrated mining and inorganic chemical business. The company mines and processes titanium ore, zircon and other minerals, and manufactures titanium dioxide pigments that add brightness and durability to paints, plastics, paper, and other everyday products. For more information, visit www.tronox.com.

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